UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  October 8, 2003

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Suite 1202 – 700 West Pender Street, Vancouver, BC V6C 1G8

Tollfree: 1-866-688-2001

Tel: (604) 688-2001  Fax: (604) 688-2043

Email: czn@canadianzinc.com  Website: www.canadianzinc.com

PRESS RELEASE

•

$2.5 Million Private Placement Financing

For immediate  release - Toronto – October 8, 2003.  Canadian Zinc Corporation (“TSX-CZN”) Canadian Zinc Corporation  has entered into a Letter of Intent with Haywood Securities Inc. (“Haywood”) on today’s date, whereby Haywood  has agreed to act as agent on behalf of the Company to offer, through a banking/selling syndicate, on a best efforts basis, a private placement of 2.5 million flow-through shares at $0.50 per share and 2,500,000 units consisting of one common share and one half warrant at $0.50 per unit.  Two half warrants will entitle the holder to purchase one common share at $0.60 per share for a  period of 18 months.

The shares will be offered for sale to qualified purchasers in Ontario, British Columbia, Alberta, and applicable overseas jurisdictions.  The Company has filed a current Annual Information Form hence the placement will be subject to a four month hold period pursuant to applicable regulations.  The offering is subject to approvals of all applicable regulatory authorities and the satisfactory completion of Haywood’s due diligence.

Total proceeds of the placement are expected to be $2.5 million before expenses.  The funds raised from the issuance of the flow-through shares will be used for Canadian exploration on the Company’s Silver Zinc Prairie Creek Project which is  located in the Northwest Territories.  The Company recently received formal permits to develop an underground decline and to operate a metallurgical pilot plant at  Prairie Creek.  The funds raised from the issuance of non-flow through shares will be used for working capital,  development and permitting expenses on the Prairie Creek Project.

Canadian Zinc’s 100% owned Prairie Creek Project includes a near complete mine, mill and surrounding infrastructure with a substantial mineral resource base totaling 11.9 million tonnes grading 161 grams per tonne silver, 12.5% zinc, 10.1% lead and 0.4% copper.  The resource contains  an estimated 70 million ounces of silver and approximately 3,000  million pounds of zinc.

The company also announces that Mr. Malcolm Swallow has resigned as a director of the Company.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.